U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25

NOTIFICATION OF LATE FILING	SEC FILE NUMBER 0-27384

(Check one):	CUSIP NUMBER 14 0065 10 3

☐ Form 10-K and Form 10-KSB     ☐Form 20-F     ☐ Form 11-K     ☑ Form 10-Q and Form 10-QSB
☐ Form N-SAR
For Period Ended: March 31, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
All

Part I — Registrant Information

Full Name of Registrant
Former Name if Applicable
Capital Corp of the West

Address of Principal Executive Office (Street and Number)
550 West Main Street

City, State and Zip Code
Merced, California 95340

Part II — Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III — Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q, or filing made by a money market fund pursuant to Rule 30b3-1 and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.
The Company did not file its Form 10-Q for the quarter ended March 31, 2008, by May 12, 2008. Its former independent registered public accounting firm, KPMG LLP, resigned on May 2, 2008. The Company has since engaged Perry-Smith LLP as its independent registered public accounting firm. Perry-Smith LLP is working diligently to complete its review of the Form 10-Q. However, that process has not been completed.
The Company continues to dedicate significant resources to the finalization of its financial statements, as well as reporting and preparation of the Form 10-Q. The Company expects to file the Form 10-Q on or before the fifth calendar day following its prescribed due date.

Part IV — Other Information

(1) Name and telephone number of person to contact in regard to this notification

David Heaberlin	(209) 725-7435

(Name)	(Area Code) (Telephone Number)
(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☐ Yes     ☑ No
The registrant has not yet filed Form 10-K/A with Part III information required in Form 10-K for the year ended December 31, 2007. The registrant expects to file Form 10-K/A within the next several days.
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year be reflected by the earnings statements to be included in the subject report or portion thereof?
☑ Yes     ☐ No
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
At present, the Company’s best reasonable estimate is that it will report after-tax net income of approximately $2.3 million for the quarter ended March 31, 2008, compared to net income of $4.0 million, for the quarter ended March 31, 2007. This determination is subject to resolution of the issues described in Part III above.
The March 31, 2008 quarterly results include a preliminary provision for loan losses of approximately $1.4 million, compared to a provision of $200,000 for the first quarter of 2007. The largest factor contributing to the increased provision was the continuing decline in real estate values in California’s Central Valley, including the Company’s primary service area in Merced County.
Assuming no further adjustments, at March 31, 2008 the Company’s subsidiary County Bank had a total risk-based capital ratio of 9.92%, a Tier 1 capital ratio of 7.49% and a leverage ratio of 6.38%. The Bank’s capital is within adequately capitalized levels. The Company itself had a total risk-based capital ratio of 10.46%, a Tier 1 capital ratio of 8.61% and a leverage ratio of 7.22% as of March 31, 2008.
The Company will provide further information if events materially change the preliminary results disclosed above.
Note: This Form 12b-25 contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties, including statements regarding the Company’s intention to file its Form 10-Q on or before the fifth day following its prescribed due date (the “extension deadline”) and the completion of matters necessary to permit filing by the extension deadline. There can be no assurances that these forward-looking statements will be achieved, and actual results could differ materially from those suggested by such forward-looking statements. Important factors that could cause actual results to differ materially include: whether any of these matters affect the ability of the Company’s outside auditors to complete their review and any related procedures required with respect to the Form 10-Q; the impact, if any, of the results and findings of the review on the financial statements of the Company; and risks of litigation and governmental or other regulatory inquiry or proceedings arising out of or related to any of the matters described above. Therefore, any forward-looking statements in this Form 12b-25 should be considered in light of various important factors, including the risks and uncertainties listed above, as well as others. The Company makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made
Capital Corp of the West
(Name of Registrant as specified in charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	May 13, 2008	By:	/s/ David Heaberlin

David Heaberlin, Chief Financial Officer
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit A
Capital Corp of the West
Merced, California
Ladies and Gentlemen:
     Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, we inform you that we have been furnished a copy of Form 12b-25, to be filed by Capital Corp of the West (the “Company”) on May 13, 2008, which contains notification of the Company’s inability to file its Form 10-Q for the quarterly period ended March 31, 2008 by May 12, 2008. We have read the Company’s statements contained in Part III therein and we agree with the stated reason as to why we have yet to complete our review of the Company’s condensed consolidated interim financial statements for the period ended March 31, 2008, to be included in its Form 10-Q.
Very truly yours,
/s/ Perry-Smith LLP
Sacramento, California
May 13, 2008